Exhibit 99.1

B.O.S. Better Online Solutions Ltd.
20 Freiman Street
Rishon Le Zion 75101
Israel

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on November 7, 2013

To our Shareholders:

You are invited to attend an Annual and Special Meeting of Shareholders of B.O.S. Better Online Solutions Ltd. (the “Company”) to be held in Israel at the Company offices, at 20 Freiman Street, Rishon LeZion, Israel on November 7, 2013 at 16:00 P.M. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.
To re-elect three directors: Messrs. Edouard Cukierman, Luis Gutierrez Roy and Ronen Zavlik to the Company’s Board of Directors (the “Board of Directors”), until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To approve a compensation policy for the Company's office holders, in accordance with the requirements of the Israeli Companies Law.

3.
To approve for the Company’s Chief Executive Officer: (a) the 2013 bonus plan, in accordance with the compensation policy; and (b) the grant of options to purchase 35,000 of the Company’s Ordinary Shares.

4.
To approve a change in the timing of the payment to THCap for business development services, as described in the Proxy Statement. Mr. Gutierrez Roy, who is a director of the Company, may be deemed to have shared voting and dispositive power with respect to Ordinary Shares held by THCap.

5.
To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's Independent Auditors for the year ending December 31, 2013 and for such additional period until the next annual general meeting of shareholders.

6.	To review the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2012.

7.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

The Board of Directors has fixed the close of business on October 1, 2013 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

 Proposals 1, 4 and 5 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

 Proposals 2 and 3 are special resolutions which require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

“Controlling” for the purpose of the preceding paragraph means the ability to direct the acts of the Company.  Any person holding twenty five percent (25%) or more of the voting power of the Company or the right to appoint directors or the Chief Executive Officer is presumed to have control of the Company.

 A “personal interest” is defined as: a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company or in a body corporate.

Since it is highly unlikely that any of our public shareholders has a personal interest on these matters and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in any proposal. If you have a personal interest, please contact Mr. Eyal Cohen, CFO, +972-542525925, for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in “street name,” you may contact the representative managing your account, who can then contact us on your behalf.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2012 described in Proposal 6 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Annual and Special General Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Annual Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours. The Company’s Financial Statements for the year ended December 31, 2012 were included in the Company's Annual Report on Form 20-F, filed with the US Securities and Exchange Commission (the “SEC”) on April 30, 2013 and appear on the SEC's website at www.sec.gov.

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The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your attendance. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual and Special General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article 14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors,

      Edouard Cukierman
          Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

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B.O.S. Better Online Solutions Ltd.

20 Freiman Street
Rishon Le Zion 75101
Israel

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on November 7, 2013

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 80.00 nominal value (the “Ordinary Shares”), of B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual and Special General Meeting of Shareholders of the Company (the “Meeting”) to be held in Israel at the Company’s offices at 20 Freiman Street, Rishon LeZion, Israel on November 7, 2013 at 16:00 P.M. local time, and thereafter as it may be adjourned from time to time.

At the Meeting, shareholders of the Company will be asked to vote upon the following matters:

1.
To re-elect three directors: Messrs. Edouard Cukierman, Luis Gutierrez Roy and Ronen Zavlik to the Company’s Board of Directors (the “Board of Directors”), until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To approve a compensation policy for the Company's office holders, in accordance with the requirements of the Israeli Companies Law

3.
To approve for the Company’s Chief Executive Officer: (a) the 2013 bonus plan, in accordance with the compensation policy; and (b) the grant of options to purchase 35,000 of the Company’s Ordinary Shares.

4.
To approve a change in the timing of the payment to THCap for business development services, as described in the Proxy Statement. Mr. Gutierrez Roy, who is a director of the Company, may be deemed to have shared voting and dispositive power with respect to Ordinary Shares held by THCap.

5.
To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's Independent Auditors for the year ending December 31, 2013 and for such additional period until the next annual general meeting of shareholders.

6.	To review the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2012.

7.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the shares represented thereby shall be voted in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, then in accordance with the recommendations of the Board of Directors. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of Annual and Special General Meeting of Shareholders enclosed with this Proxy Statement. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution with a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

The Company expects to mail this Proxy Statement and the enclosed form of proxy card to shareholders on or about October 2, 2013. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Shareholders Entitled to Vote. Only holders of record of Ordinary Shares at the close of business on October 1, 2013 are entitled to notice of and to vote at the Meeting. The Company had 1,175,694 Ordinary Shares issued and outstanding on September 12, 2013, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least 33⅓% of the voting rights, will constitute a quorum at the Meeting.

Votes Required. Proposals 1, 4 and 5 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

 Proposals 2 and 3 are special resolutions which require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

“Controlling” for the purpose of the preceding paragraph means the ability to direct the acts of the Company. Any person holding twenty five percent (25%) or more of the voting power of the Company or the right to appoint directors or the Chief Executive Officer is presumed to have control of the Company.

A “personal interest” is defined as: a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company or in a body corporate.

Since it is highly unlikely that any of our public shareholders has a personal interest on these matters and to avoid confusion in the voting and tabulation processes, the enclosed form of proxy includes a certification that you do not have a personal interest in any proposal. If you have a personal interest, please contact Mr. Eyal Cohen, CFO, +972-542525925, for instructions on how to vote your shares and indicate that you have a personal interest or, if you hold your shares in “street name,” you may contact the representative managing your account, who can then contact us on your behalf.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2012 described in Proposal 6 does not involve a vote of our shareholders.

I.             PRINCIPAL SHAREHOLDERS

The following table sets forth, as of September 12, 2013, to the best of the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 1,175,694 shares outstanding as of September 12, 2013.

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

	Shares Beneficially Owned
Name and Address	Outstanding Shares	Warrant Shares (2)	Total Shares	Percent
Catalyst (1) 3 Daniel Frisch Street, Tel-Aviv 64731, Israel	108,559	40,769	149,328	12.28%

Bellite Pty Limited (3) 7 Beresford Road, Rose Bay 2029, NSW, Australia	116,286	28,847	145,133	12.05%

Telegraph Hill Capital Fund I, LLC (4)	65,780	18,985	84,765	7.10%

(1)
Represents shares held by Catalyst Investments L.P. and by Catalyst Private Equity Partners (Israel) II L.P. Catalyst Investments II, L.P. is the general partner of Catalyst Private Equity Partners (Israel) II L.P.

Mr. Edouard Cukierman may be deemed to have sole voting and dispositive power with respect to shares held by Catalyst Investments L.P. and Catalyst Private Equity Partners (Israel) II L.P. Mr. Cukierman disclaims beneficial ownership in such shares, except to the extent of his proportionate interest in them as an indirect shareholder in Catalyst Investments L.P. and in Catalyst Investments II, L.P.

(2)	Represents shares issuable upon exercise of warrants that may be exercised within 60 days following the date of this Proxy Statement.

(3)	Mr. Les Szekely may be deemed to have sole voting and dispositive power with respect to the shares held by Bellite Pty Limited.

(4)	Messrs. Luis Gutierrez Roy may be deemed to have sole voting and dispositive power with respect to the shares held by Telegraph Hill Capital Fund I, LLC.

II.	RESOLUTIONS

1.             ELECTION OF DIRECTORS

At the Meeting, the shareholders are requested to re-elect a slate of three directors to serve on the Board of Directors. Messrs. Edouard Cukierman, Luis Gutierrez Roy and Ronen Zavlik will be nominated for reelection.

These directors, who are not external directors, are elected at the annual general meeting of shareholders to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified.

Ronen Zavlik is an independent director in accordance with NASDAQ Listing Rules.

Pursuant to the Company’s Articles of Association, the number of directors in the Company (including the two external directors) shall be determined from time to time by the annual general meeting, provided that it shall neither be less than four nor more than eleven.

The Companies Law provides that a nominee for a position of a director shall have declared to the Company that he or she complies with the qualifications prescribed by the Companies Law for appointment as a director. All of the proposed nominees have declared to the Company that they comply with such qualifications.

On August 28, 2013, the Board of Directors recommended the re-election of the proposed nominees.

The three nominees named in this Proposal 1, if elected, shall each hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. All nominees listed below have advised the Board of Directors that they intend to serve as directors if elected.

Nominees for the Board of Directors

Certain information concerning the nominees:

Name	Age	Position
Mr. Edouard Cukierman (1)	48	Chairman of the Board of Directors
Mr. Ronen Zavlik (2)	52	Director
Mr. Luis Gutierrez Roy (3)	43	Director

(1) Mr. Edouard Cukierman holds 6,203 ordinary shares directly, 13,804 ordinary shares through a wholly owned company, E.D.I European Development and Investments Ltd. and an additional 38,539 ordinary shares through Cukierman & Co. Investment House that is indirectly controlled by Mr. Cukierman. Does not include shares as to which Mr. Cukierman may be deemed to share beneficial ownership (see "Principal Shareholders" above.)

(2) Mr. Zavlik holds 700 options to purchase the Company’s Ordinary Shares, which he received as a director.

(3) Securities are held by Telegraph Hill Capital Fund I, LLC. Mr. Gutierrez Roy may be deemed to have shared voting and dispositive power with respect to the holdings by Telegraph Hill Capital Fund I, LLC. Includes 3,600 warrants held by Telegraph Hill Capital Fund pursuant to an advisory agreement.

Mr. Edouard Cukierman has been a director of BOS since May 2003 and Chairman of the Company since June 2003. He is the Founder and Managing Partner of Catalyst Funds and serves as Chairman of Cukierman & Co. Investment House. Since its establishment in 1993, Cukierman & Co. Investment House has advised in more than € 4 billion worth of corporate finance transactions. Prior to managing Catalyst Fund in 2000, he was the President and CEO of Astra Technological Investments, a Venture Capital Fund established in 1993, which was the first Israeli company to go public in Continental Europe. He is also the Founder of the Go4Europe annual conference. He is a board member of Lamina Technologies which is based in Switzerland, Dorimedia Group as well as Harmon.ie in Israel. Edouard Cukierman is the Chairman of the European Committee of the "High-Tech Industry Association" in Israel since May 2011. He serves as the Vice President of the Fondation France Israël. Mr. Cukierman is a board member of "Alliance Israelite Universelle en Israel" and a board member of Sar-El (Association that brings volunteers from across the world to the IDF in Israel). In the past, he was also the President of the Supervisory Board of Citec Environment SA in Paris. He was a Board member of Orex, MTI Wireless and other portfolio companies of Catalyst and served as a Board member of Otto Capital, a Singapore based VC fund. He now serves as a Reserve officer in the Crisis & Hostage Negotiation Team and in the Spokesman Unit of the IDF. Mr. Cukierman holds an MBA from INSEAD, France and a B.Sc. from the Technion - Israel Institute of Technology.

Mr. Ronen Zavlik has been a director of the Company since May 2003. He is a partner in the CPA firm of Grinberg-Zavlik, which he founded in 1987. His firm provides a wide range of audit, tax consultancy and CFO services to a wide variety of companies. Mr. Zavlik provides internal auditing services to a number of large companies whose shares are traded on the Tel-Aviv Stock Exchange, Mr. Zavlik holds a B.A. in Accountancy and Business Management from the College of Management in Tel-Aviv. Mr. Zavlik holds an accounting license in Israel, is a certified internal auditor in the United States and a member of the Institute of Certified Public Accountants in Israel.

Mr. Luis Gutierrez Roy has been a director of the Company since October 2010. Mr. Gutierrez Roy co-founded and has been a managing partner at Telegraph Hill Capital Fund I, LLC (THCapital) since 2008. He was a managing director of Corporate Finance and co-head of the Technology, Media and Telecom Group at Ernst & Young (E&Y) in Spain from 2001 to 2008. Prior to E&Y, he led the Corporate Value Consulting practice at PricewaterhouseCoopers (PwC) in its Barcelona office from 1999 to 2001. Prior to joining PwC Spain, he worked for PwC and Houlihan Valuation Advisors in San Francisco from 1996 to 1999, and at the Barcelona Stock Exchange, where he started his professional career as a research and equities analyst in 1992. Mr. Gutierrez Roy is a Board or Advisory Board member of several portfolio companies of THCapital. He has also advised companies in cross-border transactions in Europe, the United States, Asia and Latin America. Mr. Gutierrez Roy holds a B.Sc. in Business Administration from the University of Barcelona, and an MBA from the University of San Francisco.

Compensation of Directors and Officers

The following table presents the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2012:

	Salaries, Directors' fees, Service fees, Commissions and Bonus (1)	Pension, Retirement and Similar benefits
All directors and officers as a group (then 12 persons)	$695,788	$89,490

(1) Includes consulting and other fees paid to Cukierman & Co., of which Mr. Edouard Cukierman, the Company’s Chairman, is (indirectly) a controlling shareholder. Also includes consulting and other fees paid to Telegraph Hill Capital Fund I, LLC, of which Mr. Gutierrez Roy, a Company’s director, may be deemed to have shared voting and dispositive power. Such remuneration includes stock based compensation in the amount of $98,000. Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses reimbursed to said officers, and other fringe benefits commonly reimbursed or paid by companies in the location in which the particular executive officer of the Company is located, as the case may be.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to re-elect the following three persons to serve as members of the Board of Directors of the Company, until the next Annual General Meeting of Shareholders and until their successors have been duly elected and qualified: Edouard Cukierman, Luis Gutierrez Roy, and Ronen Zavlik.”

Upon the receipt of a properly signed and dated proxy card and unless otherwise instructed in the proxy card, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

Vote Required

             The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

2.         APPROVAL OF A COMPENSATION POLICY

Under Amendment No. 20 to the Israeli Companies Law which came into effect in December 2012, referred to herein as Amendment No. 20, the employment terms of officers and directors of public companies, like the Company, should be determined in accordance with a directors and officers compensation policy, referred to herein as the “Compensation Policy”. The Compensation Policy is required to be approved by (i) the Board of Directors upon the recommendation of the Compensation Committee; and (ii) the shareholders of the Company. All companies subject to Amendment No. 20 are required to adopt a Compensation Policy no later than January 12, 2014, to be based on the guidelines specified in the amendment. In accordance with Amendment No. 20, the Compensation Policy should be reviewed and re-approved every three years.

Amendment No. 20 provides that the Compensation Policy shall be based, among other objectives, on promoting the company’s goals, its business plan and long term policy and creating appropriate incentives for the company’s officers, considering the company's size, scope of operations and risk management policy.

On July 15, 2013, the Company's Board of Directors approved, following the recommendation of the Compensation Committee, a Compensation Policy in compliance with the provisions of Amendment No. 20. The Compensation Policy for a three-year term, in the form attached as Exhibit A to this proxy Statement. The Compensation Policy is subject to shareholder approval.

The Compensation Policy shall be reviewed from time to time by the Company’s Compensation Committee and Board of Directors in order to ensure its adequacy and its applicability to the Company's financial position and results of operation.

Pursuant to Amendment No. 20, approval of the Compensation Policy by the shareholders requires a special majority described below.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED that, in compliance with the requirements of the Israeli Companies Law, 5759 – 1999, the Compensation Policy for the Company's directors and officers, in the form attached hereto as Exhibit A, and as previously approved by the Board of Directors at the recommendation of the Compensation Committee, be approved.”

Vote Required

Under the Israeli Companies Law, the approval of this resolution requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

3.            2013 BONUS PLAN OF THE CHIEF EXECUTIVE OFFICER AND GRANT OF OPTIONS TO THE CHIEF EXECUTIVE OFFICER

Shareholders are being asked to approve a bonus plan for the Company’s Chief Executive Officer for fiscal year 2013.

In July 2013, the Company’s Compensation Committee and the Board of Directors approved a bonus plan for fiscal year 2013 for the Company’s executive officers, including the Chief Executive Officer.

The Board believes that structuring the bonus plan based on a combination of the following objectives is the most appropriate for the Company for the foreseeable future, as the Company seeks to grow both its revenues and profitability. The following table shows the proposed compensation per objective, for the Chief Executive Officer, currently Mr. Yuval Viner. The bonus plans for the other executive officers of the Company are not subject to approval by the Company’s shareholders, in accordance with Amendment No. 20.

 The proposed bonus plan for the Chief Executive Officer described below is consistent with the requirements of Amendment 20 and complies with the Company’s compensation policy that is proposed to be adopted under Proposal 2 in this proxy statement:

•	The CEO will be granted a bonus of one monthly salary if the RFID & Mobile divisions revenues exceed the budget target by 10% or more.

•
The CEO will be granted a bonus of 2% from the net profit of RFID & Mobile divisions (from net profits of up to 5%) and a 4% bonus out of the net profit of RFID & Mobile divisions exceeding 5% net profit.

•	The CEO will be granted a bonus of one monthly salary if the Company adopts new technologies and/or there is a completion of financing by strategic investors.

The total annual bonus for the Chief Executive Officer is capped at five (5) monthly salaries. Under his existing employment agreement, Mr. Viner is entitled to a gross monthly base salary of NIS 39,780 (approximately $11,000) linked to CPI commencing January 1 2011, plus customary benefits which include, among others, managers' insurance, education fund, car expenses which tax paid by the Company and long-term disability and insurance.

 The bonus is payable only if the annual audited consolidated financial statements of the Company reflect net profit on a U.S GAAP basis (after taking into account all of the executive officers' bonuses), except that in special circumstances the Board may grant a bonus even if there was no net profit, provided such bonus is capped at one monthly salary.

The Board of Directors may reduce any bonus payable to the Chief Executive Officer by up to 20%, at the Board’s discretion.

It is the policy of the Company that a portion of the compensation of its Chief Executive Officer will be based on variable compensation that is dependent on business performance.

Consequently, in addition to the bonus plan, the Shareholders are being asked to approve a grant of options to the Chief Executive Officer. Mr. Yuval Viner currently holds 8,850 options to purchase the Company’s Ordinary Shares at an exercise price of $21.1 per share.

The Compensation Committee and the Board of Directors approved a new grant of options to the Chief Executive Officer, as part of the Company’s annual compensation plan, as follows:

 Mr. Yuval Viner shall be granted options to purchase 35,000 of the Company’s Ordinary Shares.  The terms of the options are:

●	Exercise Price – equal to the weighted average closing price of the shares on the Nasdaq Global Market on the 20 trading days preceding the grant.
●
Option Terms – The Options will vest and become exercisable over a period of three years, in three equal parts as follows: 33.33% after one year from the date of grant, with an additional 33.33% becoming exercisable upon the expiration of each of the two years thereafter.

●	Maximum Option Term – Five years from grant.

At the Meeting, the Board of Directors will propose that the following resolutions be adopted:

“RESOLVED, that the bonus plan to the Chief Executive Officer for fiscal year 2013, as described in this Proxy Statement, be approved in all respects”; and further

“RESOLVED, to approve the grant to the Company’s Chief Executive Officer of options to purchase 35,000 Ordinary Shares of the Company, on the terms described in the Proxy Statement”.

Vote Required

Under the Israeli Companies Law, the approval of this resolution requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

4.            CHANGE IN THE TIMING OF THE PAYMENT TO TELEGRAPH HILL CAPITAL FOR BUSINESS DEVELOPMENT SERVICES

Mr. Luis Gutierrez Roy, a director of the Company since October 2010, is the managing partner of Telegraph Hill Capital and may be deemed to have shared voting and dispositive power with respect to company shares held by Telegraph Hill Capital.

In September 2009, the Company entered into an advisory agreement with Telegraph Hill Capital, pursuant to which Telegraph Hill Capital was to provide the Company with non-exclusive private financing and business consulting services (the “Advisory Agreement”). In consideration, the Company issued to Telegraph Hill Capital warrants to purchase 3,600 Ordinary Shares at an exercise price of $11 per share. The warrants were exercisable as of February 28, 2011, and could be exercised until August 31, 2012.

In November 2009, the Company entered into an amendment to the Advisory Agreement with THGroup LLC (management company of Telegraph Hill Capital), pursuant to which THGroup LLC shall be paid a success fee of 5% of the revenues generated to the Company from the sale of the Company products to business partners introduced by THGroup LLC.

On October 5, 2010, the Company entered into a share purchase agreement with Telegraph Hill Capital for the issuance of an aggregate of 24,091 Ordinary Shares at a price per share of $12.44, or approximately $300,000 in total. Pursuant to this agreement, Mr. Luis Gutierrez Roy was appointed to the Board of Directors.

In December 2012, the Company’s shareholders approved an additional grant to Telegraph Hill Capital of warrants to purchase 3,600 Ordinary Shares. The warrants' exercise price is equal to the weighted average of the closing prices of the Company’s Ordinary Shares on the Nasdaq Capital Market, during the twenty-day period preceding the date of the shareholders' meeting held in December 2012 (i.e., $2.39). The warrants are exercisable for 3 years from their issuance date.

In addition, the shareholders approved an additional amendment to the Advisory Agreement with Telegraph Hill Capital, pursuant to which Telegraph Hill Capital will be paid a retainer for business development services that it provides to the Company. The retainer is in an amount of $3,650 per month, and is paid in the Company’s Ordinary Shares once a year, at the end of each calendar year. The price per share used for the share consideration calculation is equal to the weighted average closing price of the Ordinary Shares on the applicable stock market on the 20 trading days ending on December 31st of the applicable year.

On July 15, 2013, following a request by Telegraph Hill Capital, and pursuant to a recommendation of the Audit Committee, the Board of Directors approved, subject to shareholder approval, a change in the timing of the payment to Telegraph Hill Capital, so that payment will be made once a quarter at the end of each quarter, instead of each calendar year. There is no change to the amount of the retainer.

The price per share used for the share consideration calculation will be equal to the weighted average closing price of the Ordinary Shares on the applicable stock market on the 20 trading days ending on the last day of the applicable quarter.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve an amendment to Telegraph Hill Capital’s Advisory Agreement with the Company, providing payment in Ordinary Shares for business development services once every quarter instead of once a year, as described in the Proxy Statement.”

Vote Required

               The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

5.             REAPPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors recommends that the shareholders reappoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International Ltd., as the independent auditors of the Company for the year ending December 31, 2013, and for such additional period, until the next annual general meeting of shareholders. Kost, Forer, Gabbay & Kasierer have served as the Company’s independent auditors since the first quarter of 2002.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Kost Forer Gabbay & Kasierer during each of 2011 and 2012:

	Year Ended December 31, 2012		Year Ended December 31, 2011
	Amount	Percentage	Amount	Percentage
Audit Fees	$77,000	85%	$73,000	88%
Tax Fees (1)	$14,000	15%	$10,000	12%
Total	$91,000	100%	$83,000	100%

(1)	“Tax Fees” are fees for professional services rendered by the Company’s auditors with respect to to annual tax reports.

Audit Committee’s pre-approval policies and procedures:

The Audit Committee is responsible for the oversight of the independent auditors’ work, including the approval of services provided by the independent auditors. These services may include audit, audit-related, tax or other services, as described above. On an annual basis, the audit committee pre-approves audit and non-audit services to be provided to the Company by its auditors, and sets forth a budget for such services. Additional services not covered by the annual pre-approval may be approved by the Audit Committee on a case-by-case basis as the need for such services arises. Any services pre-approved by the Audit Committee must be permitted by applicable law.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that Kost, Forer, Gabbay & Kasierer be, and they hereby are, reappointed as independent auditors of the Company for the year ending December 31, 2013 and for such additional period until the next Annual General Meeting of shareholders.”

Vote Required

        The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

6.             REVIEW OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

 At the Meeting, the Auditor’s Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2012 will be presented for review. The Company’s Audited Consolidated Financial Statements were filed by the Company under Form 6-K on April 4, 2013, and on Form 20-F on April 30, 2013, with the U.S. Securities and Exchange Commission, and appear on its website: www.sec.gov as well as on the Company’s website: www.boscorporate.com . These financial statements are not a part of this Proxy Statement. This item will not involve a vote of the shareholders.

7.	OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters.

By Order of the Board of Directors,

        Edouard Cukierman
          Chairman of the Board of Directors

September 20, 2013

Exhibit A

Compensation Policy for Directors and Officers of BOS Better Online Solutions Ltd. (the “Company” or “BOS”)

1.	Background

Amendment No. 20 to the Israeli Companies Law was enacted on 12 December 1, 2012. This amendment mandates the adoption of a compensation policy for Executive Officers and Directors in publicly-traded companies, and defines a special procedure for authorizing employment terms for executives.

On November 28, 2012, the Company's Board of Directors appointed a Compensation Committee.

Under the Israeli Companies Law, the compensation committee is responsible for: (i) making recommendations to the Board of Directors with respect to the Compensation Policy applicable to the Company’s office holders and any extensions thereto; (ii) providing the Board of directors with recommendations with respect to any amendments or updates to the Compensation Policy and periodically reviewing the implementation thereof; (iii) reviewing and approving arrangements with respect to the terms of office and employment of office holders; and (iv) determining whether or not to exempt a transaction with a candidate for the position of chief executive officer from shareholder approval.

The Compensation Policy is a multi-year policy which shall be in effect for a period of three years from the date of its approval. The Compensation Committee and the Board of Directors shall review the Compensation Policy from time to time, as required by the Companies Law. The Compensation Policy shall be reapproved as required by the Companies Law, every three years.

2.	The purpose of the document and its contents

The purpose of the document is to define the Compensation Policy for the Office Holders in BOS, and present the guiding principles for the compensation.

For purposes of this Policy, "Officers" shall mean "Office Holders" as such term is defined in the Israeli Companies Law 5759-1999, excluding, unless otherwise expressly indicated herein, BOS' directors.

This Compensation Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Compensation Policy is approved by the shareholders of BOS.

3.	Compensation Objectives

•	Attract, motivate, retain and reward highly experienced personnel in competitive labor markets.

•	Improve business results and strategy implementation, and support work-plan’s goals, through a long term perspective.

•	Drive Officers to create long term economic value for the Company.

•	Create appropriate incentives taking into account, inter alia, the Company's interest in preventing excessive risk taking .

•	Create a clear correlation between an individual’s compensation and both the Company and the individual’s performance.

•	Align Officers’ interests with those of the Company and its shareholders and incentivize achievement of long term goals.

•	Create fair and reasonable incentives, considering the Company's size, characteristics and type of activity.

•	Support market-driven pay decisions and ensure pay levels are set according to comparable market rates.

•	Create a desired and suitable balance between fixed and variable pay components.

4.	Compensation Policy

4.1.	Remuneration structure and components

Compensation components under this Compensation Policy may include the following:

a.	Base Salary – a fixed monetary compensation paid monthly.

b.	Benefits and perquisites – programs designed to supplement cash compensation, based on local market practice for comparable positions and as may be required under any applicable law.

c.	Bonus – variable cash incentive paid annually, designed to reward officers based on both the Company’s results and achievement of individual predetermined goals.

d.	Equity based compensation – variable equity based compensation designed to retain officers, align officers’ and shareholders’ interests and incentivize achievement of long term goals.

BOS's Officer’s remuneration package is tailored to best suit with the Company's characteristics and operations; and is designed to serve the Company's long term goals and balance correctly between encouraging performance and limiting unwarranted risks.

4.2.	Base salary for Officers

The base payment compensates the Officer for his/her time and effort in performing his/her tasks and reflects the officer's role, skills, qualifications, experience and market value (the “Base Salary”).

The Base Salary for newly hired Officers will be set based on the following considerations:

•	Role and the business responsibilities.

•	Professional experience, education, expertise and qualifications.

•	Previous compensation paid to the officer, before joining the Company and/or for previous roles within the Company.

•
Internal comparison: (a) base salary of comparable BOS’ officers; (b) the ratio between the overall compensation of the officer and the average and median salary of other employees of the Company; and (c) the effect of the salary differences on the work level’s atmosphere and relationships.

External comparison – the cap of Base Salary of each Officer shall not exceed  the average Base Salary granted to holders of similar positions in the Company's peer group. This creates a desired balance between the Company's expenses and maintaining competitiveness in the relevant labor markets. The Company's peer group includes at least 10 Companies employing with similar criteria: such as number of employees (up to twice the amount employed by BOS at a specific time), revenues (up to 3 times of revenues amount of BOS at that time), market value (up to 4 times of BOS’ market capitalization). It is recommended to include companies with the same field of business as much as possible, similar amount of employees (up to twice the amount employed by BOS at a specific time) and of a similar field of business.

When deciding on increasing an officer’s Base Salary, the following considerations shall be applied:

•	Changes to the officer’s scope of responsibilities and business challenges.

•	Officer's professional experience, education, expertise, qualifications and achievements in the Company.

•	The need to retain the officer, including related aspects such as competing job offers or the availability of alternative talent in the relevant labor market.

•	Inflation rate since the last Base Salary update.

•	The Company’s financial state.

•
Internal comparison - (a) base salary of comparable BOS’ officers; (b) the ratio between the overall compensation of the officer and the average and median salary of other employees of the Company; and (c) the effect of the salary differences on the work level’s atmosphere and relationships.

•
External comparison - the Base Salary of each Officer shall be targeted towards the average Base Salary granted to holders of similar positions in the Company's peer group, and shall not exceed such average, creating a desired combination between balancing the Company's expenses and maintaining competitiveness in the relevant labor markets.

4.3.	Benefits and perquisites – for Officers

BOS’ benefit plans are designed to supplement cash compensation, based on local market practice for comparable positions, and are subject to the Israeli labor laws.

The Company shall offer its Officers market-competitive benefit plans which may include the following:

•	Pension and savings – subject to applicable law, Officers may be offered a choice between any combination of executive insurance and pension fund.

•	Disability insurance – the Company may purchase disability insurance for its Officers; premium will not exceed 2.5% of the monthly salary.

•	Providence fund – Officers may be entitled to a providence fund provision at the expense of the Company which shall not exceed 7.5% of the monthly salary.

•	Convalescence pay - Officers are entitled to convalescence pay according to applicable law.

•	Vacation – Officers are entitled to annual vacation days pursuant to their employment agreement, up to 25 days per annum, and no less than the minimal number required under applicable law.

•	Sick days quota – officers are entitled to up to 18 paid sick days per annum but no less than such minimal number required under applicable law.

•	Vehicle – car leasing may be offered to Officers on top of their salaries. The Company will gross up the taxation cost.

•	Meals cost reimbursements – according to Company’s practice as shall be from time to time. Tax will be paid by the Officer.

•	Medical health insurance – according to Company’s practice.

•	Out of pocket expenses - reimbursements according to Company’s practice.

•	Severance pay - the Company's liability for severance pay to its officers shall be calculated pursuant to Section 14 of the Israeli Severance Pay Law, 1963.

4.4.	Bonus – for Officers

BOS’ incentive scheme will be based on a variable annual cash incentive, designed to reward Officers based on the achievement of predetermined Company and individual goals (the “Bonus”).

Before the beginning of each calendar year, the Company will define individual and Company measurable goals for each Officer.

The annual Bonus will be capped at 5 monthly base salaries.

The Bonus plan shall take into account the profit level of the Company as a group as well as of the respective applicable subsidiary.

The bonus parameters will be determined based on pre-defined measurable and quantified considerations.

Measurable criteria for the Bonus may include (but is not limited to) any one or more of the following criteria, in accordance with the following ranges:

Category	Weight	Measurements may include (non exhaustive list):
Company	70-100%
•  Increase in profitability from year to year
•  Annual growth in revenues
•  Meeting the Company's budget
•  Increase in sales overseas
•  Net profit
•  Prevention of  significant accrual of slow inventory
•  Increase in product offerings by new technologies or solutions

Individual	Up to 30%	• Compliance with individual milestones • Promoting strategic targets • Compliance with corporate governance rules • Discretion of the Board

The Bonus plan will include the following stipulations:

•
Threshold – Bonus is payable only if the audited consolidated financial statements of BOS reflect net profit – U.S. GAAP (after taking into account the Officers' bonuses), except that in special circumstances the Board may grant a Bonus if there was no net profit in a given year, provided such bonus is capped at one monthly salary.

•	The Board of Directors may reduce a Bonus by up to 20% of the amount, at its sole discretion.

•
Compensation Recovery - A claw back provision, allowing the recovery of money paid based on incorrect financial statements, which was later restated in the Company’s financial reports (restatement). Claw back limit will be applied only in respect of restatements, up to three years from the applicable Bonus payment, and will not exceed the net amount received by the officers. Notwithstanding the aforesaid, the compensation recovery will not be triggered in the event of a financial restatement required due to changes in the applicable financial reporting standards. The Officer shall repay to the Company the balance between the original Bonus and the Bonus due to the restated financial statements, pursuant to terms that shall be determined by the Board of Directors.

•	Special bonus for outstanding achievements.

Officers may receive a special bonus based on outstanding personal achievement as shall be determined by the Board, following recommendation and approval of the Compensation Committee.

Such special bonus shall not exceed the amount of 1 monthly salary of the Officer.

4.5.	Equity based compensation for Officers

BOS’ variable equity based compensation is designed to retain Officers, align Officers and shareholders' interests and incentivize achievement of long term goals.

The Company shall be entitled to grant to officers stock options, Restricted Stock Units or any other equity based compensation (the “Options”).

The grant of the Options shall be in accordance with the Company's equity compensation policies and programs in place from time to time.

Cap on the value of the annual Options: the value (according to acceptable valuation practices at the time of grant), at the date of grant, shall not exceed the amount of the last 5 monthly salaries for each Officer per year of vesting.

General guidelines for the grant of Options:

•
The Options shall be granted from time to time and be individually determined and awarded by the Board according to the performance, skills, qualifications, experience, role and the personal responsibilities of the Officer.

•	Outstanding Stock options granted to Officers and directors of the Company will not represent more than 10% of BOS outstanding (fully diluted) shares.

•	Vesting schedule - The Options will vest and become exercisable annually over a period of three years, in three equal portions, creating desired incentives for the Officers in a long term perspective.

•	Exercise price will be set according to the weighted average closing price of the Ordinary Shares in the applicable stock market during the 20 trading days preceding the date of grant.

•	The Options shall have a 5 years expiration period.

Any others terms of the grant will be determined by the Compensation Committee and the Board of Directors, in accordance with applicable law.

The Board shall have discretion to determine a cap to the exercise value of the options.

4.6.	Retirement and termination of service arrangements

Advance notice

The Officer shall be entitled to an advance notice prior to termination in a period of up to three (3) months (the “Notice Period”).

During the Notice Period, the officer is required to keep performing his duties pursuant to his agreement with the Company, unless the Board of Directors has released the officer from such obligation.

Adaptation grant

In case of termination by the Company (except for cases of termination for Cause), an officer will be eligible for an adaptation grant (of several monthly salaries), in addition to the payment related to the advance Notice Period, as depicted in the following table:

	Up to 5 years with the Company	over 5 years with the Company
President / CEO	0	3
CFO	0	2

The adaptation grant is subject to the approval of the Compensation Committee following the CEO recommendation (or recommendation of the Chairman of the Board of Directors when dealing with the President / CEO).

4.7.	Non-Employee Directors’ Compensation

The directors of BOS shall be entitled to remuneration and refund of expenses up to the limits provided under the provisions of the Companies Regulations (Rules on Remuneration and Expenses of Outside Directors), 2000, and the Companies Regulations (Relief for Public Companies Traded on a Stock Exchange Outside of Israel), 2000, as such regulations may be amended from time to time.

The compensation for the directors (excluding external directors and members of the compensation committee) may be paid in Ordinary Shares instead of in cash. Payment in the Company’s Ordinary Shares is made according to the following terms:

•	Payment once a year, at the end of each calendar year.

•
The price per share used for the share consideration calculation will be equal to the weighted average closing price of the Ordinary Shares in the applicable stock market during the 20 trading days ending on December 31st of the applicable year.

In addition, the members of BOS's Board (including Company’s Chairman of the Board) may be granted equity based compensation which shall vest and become exercisable annually over a period of 3 years. The equity awarded shall have a fair market value (determined according to acceptable valuation practices at the time of grant) not to exceed US$ 5,000 per year of vesting, on a linear basis, with respect to each director, and US$ 25,000 per year of vesting, on a linear basis with respect to Company’s Chairman of the Board, subject to applicable law and regulations.

The Company may pay additional fees to directors who are also contracted to perform various services to the Company, including but not limited to consulting services, finder fee services, investment-banking services, business development services or other commercial services, as may be determined from time to time by the Compensation Committee, the Board of the Directors, and the shareholders of the Company.

4.8.	Insurance, Exculpation and Indemnification

All directors and Officers will be covered by the Company’s D&O liability insurance, in such scope and under such terms as shall be determined from time to time by the Board of Directors pursuant to the requirements of the Companies Law.

In addition, the Company exempts and releases each director and officer from any and all liability to the Company and indemnifies its directors and officers, in each case up to the maximum extent permitted by law.

5.	Management and Control

The Board of Directors shall:

(a)	review the compensation Policy and its implementation and from time to time asses the need for updates.

(b)	review this Policy whenever business conditions shall warrant such a review.

(c)
take into account while examining Policy and plans, inter alia, the Company’s profits and revenue, market conditions, business plan, the effect of the Policy on the performance of the Company, work-relations in the Company and any other relevant factors and circumstances.

This Policy will be submitted to shareholders approval at least once in every three years.

6.      The ratio of officers' compensation to that of other Company employees

The Company has decided that the ratio of each executive, including the President and CEO, compensation to the average and median salary of the rest of the employees (including contractor employees engaged by the Company) will not be higher than 15.

The Compensation Committee and the Board of Directors consider this ratio, taking into account the senior position of the executive officers and their scope of responsibilities, to be reasonable, fair and appropriate, and will not hinder working relations in the Company.